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EXHIBIT (a)(3)

5102 Alabama Highway
P.O. Box 129
Ringgold, Georgia 30736

April 30, 2003

To Our Shareholders:

        Seven years ago you made a decision to invest in Gateway Bank & Trust, a locally owned and managed financial institution. We greatly appreciate your confidence and support in providing capital to open the bank. You helped provide our community with a valuable service.

        Recently, several of our shareholders have inquired as to our plans to pay dividends. The bank has experienced growth well beyond our expectation as reflected in our 2003 Annual Report, which you should have received recently. (If you did not receive a copy, please let me know, and we will send you a copy free of charge.) This growth has caused the Board of Directors to forego paying dividends and, instead, to reinvest our profits back into the capital of the bank in order to support its growth. Consequently, the Board of Directors does not have any plans for the foreseeable future to pay a dividend. Therefore, we are making an opportunity for those who would like to sell their shares of our common stock.

        In order to provide all of our shareholders with the same opportunity, we have begun a tender offer to purchase up to 110,000 shares of our common stock from our shareholders at a price of $17.72 per share in cash. The offer will expire on Friday, May 30, 2003, at midnight, Ringgold time, unless we extend the offer.

        This offer is completely voluntary. You do not have to tender any of your shares. If you elect to retain your shares, you will continue as our shareholder with the same rights and preferences as you have now.

        The Board of Directors has concluded that the purchase of the shares pursuant to the offer is a prudent use of the company's financial resources. Currently, there is no established trading market for the company's shares, which have traded only infrequently in private transactions. The offer provides shareholders, who would like to sell their shares, an opportunity to sell their shares without any commission or other transaction costs.

        You need to make your own decision whether to tender your shares for sale and, if so, how many shares. Neither management nor the Board of Directors makes any recommendation to you as to whether you should tender your shares for sale. Currently, none of our executive officers or directors intends to tender any shares pursuant to this offer.

        The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. If you wish to tender your shares, the instructions on how to tender shares are also explained in the accompanying materials.

        If you have any questions or need further information, please call me at (706) 965-5500.

Sincerely,
/s/ ROBERT G. PECK
Robert G. Peck Chief Executive Officer

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